Lisa Proch Vice President Assistant General Counsel CCO, Talcott Resolution Law Department Direct Dial: (860) 843-8335 Fax: (860) 843-8665

April 28, 2014

Ms. Deborah D. Skeens

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-8629

RE:                           Hartford Life Insurance Company Separate Account Three (“Registrant”)

Registration Nos. 333-119414 and 811-08584

Hartford Life Insurance Company Separate Account Seven (“Registrant”)

Registration Nos. 333-148564 and 811-04972

Registration Nos. 333-148570 and 811-04972

1.              General comments on the request letter

a.              COMMENT:  Please confirm supplmentally that the product list contained in Appendix A of the Request Letter is complete and accurate.

RESPONSE:  We confirm that Appendix A of the Request Letter will be complete and accurate.  Please see an attached copy of the revised letter.

b.              COMMENT:  Please ensure that the Request Letter contains the full and correct legal names of the impacted riders.

RESPONSE:  We confirm that the Request Letter will be complete and accurate. Please see an attached copy of the revised letter.

2.              General comments on the Offer

a.              COMMENT:  Approximately how many owners will be eligible for the Offer?

RESPONSE:  Based on data as of 2/28/14, approximately 46,500 owners will be eligible for the Offer.

b.              COMMENT:  Approximately what percentage of the eligible population would receive an enhanced surrender value in addition to the waived fees and charges?

RESPONSE:  Based on data as of 2/28/14, approximately 24% of the eligible population would receive an enhanced surrender value in addition to the waived fees and charges.

c.               COMMENT:  Please provide the staff of copy of the written offer letters and any other materials that will be sent to contract owners in conjunction with the offer.

RESPONSE:  We have enclosed sample copies of the ESV 2014 Offer letter, ESV 2014 Offer letter for LIB 2 (2nd offer); ESV 2014 LIB 2 flyer; ESV 2014 LIF Flyer; PPA Letter and PPA Flyer.

d.              COMMENT:  Please clarify supplementally if the prospectus supplement will accompany the offer letter and what, if any, other documents will accompany the offer letter.

RESPONSE:  Contract owners will receive the prospectus supplement in May at the same time they receive their May 1, 2014 updated product prospectuses.  Therefore, they will receive the prospectus supplement before they receive the offer letter.  The prospectus supplement will be available on Hartford’s website and by request beginning on May 1, 2014.  The following materials will accompany the offer letter: ESV Rider; ESV Flyer; and the required administrative forms.

e.               COMMENT:  Are any of the eligible contracts “bonus” contracts?  If so, how will the bonus be treated in relation to the offer?  Will you recapture any bonus amount?  If so, when?

RESPONSE: There are approximately 3,900 “Plus” (Bonus) contracts that are eligible for the ESV 2014 Offer.  The Premium Bonus for these contracts will not be recaptured

f.                COMMENT: For any product that currently offers the PPA but will no longer allow new money into the PPA effective as of October 4, 2014,  please ensure that any reference to the PPA in the summary section of each prospectus includes disclosure regarding the October 4, 2014 changes.  In addition, there are references to the PPA in the tax appendix of some products that do not currently offer the PPA, please modify.

RESPONSE:  We have made the requested changes.

g.               COMMENT: Please explain supplementally why the PPA changes are not being made in certain states.

RESPONSE:  Some state variations of the PPA rider do not contain a provision that allows Hartford to close the PPA to new sub-payments and allocation of Contract Value.

h.              COMMENT:   Please confirm that all omitted information in the 485(a) filing will be provided in the 485(b) filing.

RESPONSE:  All omitted information will be included in the 485(b) filing.

i.                  COMMENT:   For all applicable products, please confirm that Hartford has reserved the contractual right to close the Personal Pension Account to new premiums and allocations of contract value in the applicable insurance contracts/riders.

RESPONSE:  Hartford confirms that is has the contractual right to terminate the ability to add additional value to the Personal Pension Account (PPA) in all states for the applicable products except in CT, FL, NJ, WA, NY and OR.  PPA was never approved in NY or OR and contracts issued in CT, FL, NJ and WA do not contain language that gives Hartford the right to terminate additional PPA contributions.  Therefore, we will not be terminating the right to add additional value to the PPA for contracts issued in CT, FL, NJ and WA.   These state variations are described in the prospectus.

3.              Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus supplement or prospectus for the above referenced registration statement. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, Registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the Registrant or that the filing became automatically effective thereafter.

Thank you.

Sincerely,

/s/ Lisa Proch